Exhibit 99.1

December 16, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  ANNOUNCES  RESULTS  OF  SAN  IGNACIO
SURFACE  DRILLING

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced surface drilling results from its 100% owned San Ignacio Project in Guanajuato, Mexico.  San Ignacio is currently in development with production expected to commence in the first half of 2014.  The surface drilling comprised 13 holes totaling 1,144 metres and was focused on the upper 80 metres of the Intermediate Vein in order to define the top of the epithermal system and to better guide the first two years of development.

The most significant intersection of the program assayed 263g/t silver (“Ag”) and 7.27g/t gold (“Au”) over a core length of 24.60m (15.81m true width) in drill hole ESI13-106, on section 475N (see table below and updated longitudinal section on the Company’s website at www.greatpanther.com).

The 2013 drill program filled in gaps from the 2011/2012 drill program and the new intersections corroborate the previous interpretation of the Intermediate Vein.  The aforementioned intersection of thick vein mineralization in ESI13-106 correlates with previous drill results from hole ESI11-039, 25m to the south, that returned 185g/t Ag and 5.47g/t Au over a true width of 5.39m indicating that higher grade “blow-outs” or “clavos” are a natural part of the vein system.

As disclosed in the NI 43-101 report for the San Ignacio Project (see Company news release dated May 9, 2012), the Intermediate Vein currently hosts an Inferred Mineral Resource of 330,000 tonnes grading 144g/t silver and 2.71g/t gold, for a contained 3,274,000 silver equivalent ounces (“Ag eq oz”).  This was part of a larger Inferred mineral resource estimate for the Intermediate, Melladito, Nombre de Dios and Nombre de Dios II zones totaling 826,000 tonnes grading 121g/t silver and 2.28g/t gold, for a contained 6,894,000 Ag eq oz.

A proposed drill program for the San Ignacio project in 2014 will include in-fill drilling deeper in the system and detailed drilling for 250 metres south along the Intermediate Vein in an area of limited exploitation dating back to the 19th century, as well as property-wide targeting.

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Drill Hole I.D.	Vein	From (m)	To (m)	Length (m)	True Length (m)	Au g/t	Ag g/t	Ag Eq g/t
ESI13-104	Intermediate	71.65	77.45	5.80	3.33	6.32	293	672
ESI13-105	Intermediate	52.00	52.80	0.80	0.80	3.16	200	390
ESI13-106	Intermediate	112.15	136.75	24.60	15.81	7.27	263	699
ESI13-107	Intermediate	62.05	66.95	4.90	1.68	3.44	47	253
ESI13-108	Intermediate	82.50	84.65	2.15	1.08	2.79	140	307
ESI13-109	Intermediate	57.40	59.00	1.60	0.41	3.24	231	425
ESI13-110	Intermediate	60.10	61.20	1.10	0.25	9.19	283	834
ESI13-111	Intermediate	55.35	56.15	0.80	0.61	0.95	243	300
ESI13-112	Intermediate	73.00	75.00	2.00	0.68	2.64	125	283
ESI13-113	Intermediate	34.40	38.80	4.40	1.86	0.75	83	128
ESI13-114	Intermediate	48.25	50.00	1.75	1.07	1.11	180	247
ESI13-115	Intermediate	86.75	90.70	3.95	2.38	1.84	158	268
ESI13-116	Intermediate	84.90	86.30	1.40	0.54	0.52	96	127
ESI13-116	Intermediate	88.15	88.65	0.50	0.19	1.59	65	160

Notes:
1)	ESI13-105 intersected a void from 50-52m.
2)	ESI13-112 intersected a void from 75-78m.
3)	ESI13-116 intersected a void from 86.3-88.15m.

The access ramp is progressing on schedule, with more than 100 metres constructed to date (310m planned).  Once the Intermediate Vein is accessed, underground bulk sampling will allow for a full scale metallurgical evaluation at the Company’s Cata plant, which will determine whether the San Ignacio mineralization should be blended with the ore produced from the Company’s Guanajuato Mine Complex or processed separately.

The offices, change rooms, water and communication facilities at the historical San Ignacio Mine Site have already been re-established and ancillary surface infrastructure including an electrical substation and workshop for mechanical services are under construction.  All necessary equipment and project personnel for the initial mine development have been sourced from the main Guanajuato mine.  The use of existing equipment, and the proximity of the resource to the surface, will minimize capital and development expenditures for San Ignacio.

Production from San Ignacio is anticipated to start in the first half of 2014 at about 100 tonnes per day and will be ramped up to about 250 tonnes per day by the end of 2014.  The ore will be trucked 22 kilometres to the Cata plant at the Guanajuato Mine Complex for processing.

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Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the San Ignacio Project and has reviewed these results.  The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.